SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SCOTTISH POWER PLC

(Name of Subject Company)

SCOTTISH POWER PLC

(Name of Person(s) Filing Statement)

Ordinary shares of 42p each (“Ordinary Shares”)

American Depositary Shares (“ADSs”), each of which represents four Ordinary Shares

(Title of Class of Securities)

81013T804

(CUSIP Number of Class of Securities)

Sheelagh Duffield

Company Secretary

1 Atlantic Quay

Glasgow G2 8SP

Scotland

0141-636-4544

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on

Behalf of the Person(s) Filing Statement)

With a Copy to:

Richard C. Morrissey

Sullivan & Cromwell LLP

1 New Fetter Lane

London EC4A 1AN

England

011 44 20 7959 8900

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

IMPORTANT LEGAL INFORMATION

This announcement has been made available to shareholders of Scottish Power plc (“ScottishPower”). If Iberdrola, S.A. (“Iberdrola”) conducts a tender offer for securities of the ScottishPower, ScottishPower will file a Solicitation/Recommendation Statement on Schedule 14D-9. Investors are urged to read this document when it is filed by ScottishPower with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by ScottishPower with the SEC are available without charge from the SEC’s website at www.sec.gov and at ScottishPower’s principal executive offices in Glasgow, Scotland.

This announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any securities in any jurisdiction. The new Iberdrola shares and Iberdrola ADSs will only be distributed to existing ScottishPower shareholders and ADS holders. The new Iberdrola shares and Iberdrola ADSs to be issued to ScottishPower shareholders and ADS holders have not been, and if they are issued pursuant to a scheme of arrangement will not be, registered under the U.S. Securities Act of 1933, as amended, or under the securities laws of any state, district or other jurisdiction of the United States, and no regulatory clearances in respect of the registration of the new Iberdrola shares or Iberdrola ADSs have been, or if issued pursuant to a scheme of arrangement will be, applied for in any jurisdiction. In the United States, if the new Iberdrola shares and Iberdrola ADSs are issued pursuant to a scheme of arrangement, they will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof. Under U.S. securities laws applicable to such circumstances, ScottishPower shareholders and ADS holders who are affiliates of ScottishPower or Iberdrola prior to, or will be affiliates of Iberdrola after, the Effective Date will be subject to certain U.S. transfer restrictions relating to the new Iberdrola shares and Iberdrola ADSs received in connection with the Scheme.

Loan notes that may be issued in connection with the transaction have not been and will not be registered under the US Securities Act or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, loan notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the US Securities Act and state securities laws.

Cautionary note regarding forward looking statements

This document contains statements about ScottishPower that are or may be forward looking statements, including for the purposes of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this document may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “should”, “may”, “anticipates”, “estimates”, “synergies”, “cost savings”, “projects”, “strategy”, or words or terms of similar substance or the negative thereof, are forward looking statements. Forward looking statements include statements relating to the following: (i) the expected timetable for completing this transaction, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects of ScottishPower or the enlarged Iberdrola group; (ii) business and management strategies and the expansion and growth of ScottishPower’s or the enlarged Iberdrola group’s operations and potential synergies resulting from the Offer; and (iii) the effects of government regulation on ScottishPower’s or the enlarged Iberdrola group’s business. These forward looking statements are not guarantees of future performance. They have not been reviewed by the auditors of ScottishPower. These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause them to differ from the actual results, performance or achievements expressed or implied by such forward looking statements.

These forward looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. Investors are cautioned not to place undue reliance on the forward looking statements, which speak only as of the date they were made. All subsequent oral or written forward looking statements attributable to ScottishPower or the enlarged Iberdrola group or any of their respective members, directors, officers or employees or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. All forward looking statements included in this document are based on information available to ScottishPower on the date hereof. Persons receiving this Offer should not place undue reliance on such forward looking statements, and ScottishPower does not undertake any obligation to publicly update or revise any forward looking statements.

EXHIBIT INDEX

Exhibit 99.1	Scheme Document, dated February 26, 2007 (the “Scheme Document”), detailing the scheme of arrangement relating to the recommended offer (the “Offer”) by Iberdrola to acquire the entire issued share capital of ScottishPower

Exhibit 99.2	Employee communication regarding posting of the Scheme Document, dated February 26, 2007

Exhibit 99.3	Questions and Answers about the Offer, dated February 26, 2007, for ScottishPower shareholders and others

Exhibit 99.4	Questions and Answers about the Offer, dated February 26, 2007, for ScottishPower ADS holders

Exhibit 99.5	Form of Proxy for Court Meeting

Exhibit 99.6	Form of Proxy for Extraordinary General Meeting

Exhibit 99.7	Instructions for Forms of Proxy

Exhibit 99.8	Admission Cards for Court Meeting and Extraordinary General Meeting

Exhibit 99.9	Form of Election

Exhibit 99.10	ADS Voting Instruction Card

Exhibit 99.11	ADS Letter of Transmittal and Election Form